Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

September 30, 2010

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Pre-Effective Amendment No. 1
File Nos. 333-166408 and 811-05618

Dear Ms. Samuel:

We received oral comments from you today with respect to Registrant's above-referenced Pre-Effective Amendment No. 1 to Registration Statement Nos. 333-166408 and 811-05618. Attached to this letter are redlined pages of the prospectus that have been revised to respond to your comments. All page numbers in this letter refer to the redlined courtesy copy that was sent to you on August 12.

1.      Footnote one to the Investment Option list on page 2

Comment:

Please revise footnote 1 to indicate that these are all the Investment Options available under the Income Advantage Account.

Response:

Revised.

2.      Section 11, The Annuity Phase – When Annuity Payments Begin page 38

Comment:

Please correct the typographical error in the first note.

Response:

Revised.

AZL-RetPro-N-4 page 1

3.      Section 15, Other Information – The Separate Account page 43

Comment:

Please remove the sentence indicating Separate Account obligations are not generalized obligations of Allianz Life and restore the sentence indicating Contract obligations are obligations of Allianz Life.

Response:

Revised.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D, Gregg
            Stewart D. Gregg

AZL-RetPro-N-4 page 2